FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza shows 70% reduction in PFS ovarian cancer

22 October 2018 07:00 BST

SOLO-1 Phase III trial demonstrates Lynparza maintenance therapy cut risk of disease progression or death by 70% in patients with newly-diagnosed, advanced BRCA-mutated ovarian cancer

60% of patients receiving Lynparza remained progression-free at three years compared to 27% on placebo following platinum-based chemotherapy

Lynparza is the only PARP inhibitor to demonstrate an improvement in progression-free survival as 1st-line maintenance treatment for advanced ovarian cancer

AstraZeneca and Merck & Co., Inc., Kenilworth, N.J., US (Merck: known as MSD outside the US and Canada) today announced detailed results from the Phase III SOLO-1 trial testing Lynparza (olaparib) tablets as a maintenance treatment for patients with newly-diagnosed, advanced BRCA-mutated (BRCAm) ovarian cancer who were in complete or partial response following 1st-line standard platinum-based chemotherapy.

Results of the trial confirm the statistically-significant and clinically-meaningful improvement in progression-free survival (PFS) for Lynparza compared to placebo, reducing the risk of disease progression or death by 70% (HR 0.30 [95% CI 0.23-0.41], p<0.001). At 41 months of follow-up, the median PFS for patients treated with Lynparza was not reached compared to 13.8 months for patients treated with placebo. Of those receiving Lynparza, 60% remained progression-free at 36 months compared to 27% of women in the placebo arm. The data were presented at the Presidential Symposium of the ESMO 2018 Congress (European Society for Medical Oncology) in Munich, Germany and published simultaneously online in the New England Journal of Medicine (NEJM).

Kaplan-Meier estimates of investigator-assessed PFS

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/6889E_1-2018-10-21.pdf

From the New England Journal of Medicine, Moore K, Colombo N, Scambia G, et al. Maintenance olaparib in patients with newly diagnosed advanced ovarian cancer. N Engl J Med. DOI: 10.1056/NEJMoa1810858. Copyright © 2018 Massachusetts Medical Society. Reprinted with permission from Massachusetts Medical Society.

Summary of PFS1,2

	Lynparza (n=260)	Placebo (n=130)
Number of patients with event (%)3	102 (39)	96 (73)
Median (in months)	Not reached	13.8
Hazard ratio (95% CI)	0.30 (0.23-0.41)
P-value	p<0.001
1 Investigator-assessed
2 Median (interquartile range) duration of follow-up 40.7 months (34.9-42.9) for Lynparza and 41.2 months (32.2-41.6) for placebo
3 Analysis was done at 50.6% maturity

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer, said: "There is currently a significant unmet need in the treatment of advanced ovarian cancer because 70% of women relapse within the first three years after their initial treatment. The remarkable results of the SOLO-1 trial, which showed that 60% of women with newly-diagnosed, advanced BRCA-mutated ovarian cancer remained progression-free at three years, highlight the potential of Lynparza as a maintenance therapy in the 1st-line setting."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Our collective goal in oncology research is to improve long-term outcomes for people living with cancer. Based on the SOLO-1 trial results, Lynparza is the only PARP inhibitor to have demonstrated a significant and clinically-meaningful improvement in reducing the risk of progression for newly-diagnosed patients with advanced BRCA-mutated ovarian cancer following platinum-based chemotherapy. We are working with regulatory authorities as quickly as possible to seek approval of Lynparza for these patients."

Kathleen Moore, Co-Principal Investigator of the SOLO-1 trial and Associate Director for Clinical Research at the Stephenson Cancer Center at the University of Oklahoma, Oklahoma City, US, said: "Women with ovarian cancer are often diagnosed with advanced disease, which unfortunately is associated with poor long-term survival rates. The newly-diagnosed setting is our best opportunity to achieve a sustained remission, since once a patient's ovarian cancer recurs, it is typically incurable. The SOLO-1 results demonstrate the potential of Lynparza maintenance therapy earlier in the treatment pathway and reinforce the importance of identifying a patient's BRCA mutation status at the time of diagnosis - these results could change the way we treat women with advanced BRCA-mutated ovarian cancer."

The SOLO-1 safety profile was in line with that observed in prior clinical trials. The most common adverse events (AEs) ≥20% were nausea (77%), fatigue/asthenia (63%), vomiting (40%), anaemia (39%) and diarrhoea (34%). The most common ≥ grade 3 AEs were anaemia (22%) and neutropenia (9%). Seventy-two percent of patients on Lynparza remained on the recommended starting dose. Additionally, 88% of patients on Lynparza continued treatment without an AE-related discontinuation.

AstraZeneca and MSD are exploring additional trials in ovarian cancer, including the ongoing GINECO/ENGOTov25 Phase III trial, PAOLA-1. This trial is testing the effect of Lynparza in combination with bevacizumab as a maintenance treatment for patients with newly-diagnosed advanced ovarian cancer, regardless of their BRCA status. Results are expected during the second half of 2019.

Lynparza is currently approved in over 60 countries for the treatment of platinum-sensitive relapsed ovarian cancer regardless of BRCA status and in the US, Canada, Japan and Australia for germline BRCA-mutated HER2-negative metastatic breast cancer.

About SOLO-1
SOLO-1 is a Phase III randomised, double-blinded, placebo-controlled, multicentre trial to evaluate the efficacy and safety of Lynparza tablets (300 mg twice daily) as maintenance monotherapy compared with placebo, in newly-diagnosed patients with advanced BRCAm ovarian cancer following platinum-based chemotherapy. The trial randomised 391 patients with a deleterious or suspected deleterious BRCA1 or BRCA2 mutation who were in clinical complete or partial response following platinum-based chemotherapy. Patients were randomised (2:1) to receive Lynparza or placebo for up to two years or until disease progression (at the investigator's discretion). The primary endpoint was PFS and key secondary endpoints included time to second disease progression or death, time to first subsequent treatment and overall survival.

About Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to potentially exploit DNA damage response (DDR) pathway deficiencies, such as BRCA mutations, to preferentially kill cancer cells. Specifically, in vitro studies have shown that Lynparza-induced cytotoxicity may involve inhibition of PARP-enzymatic activity and increased formation of PARP-DNA complexes, resulting in DNA damage and cancer cell death. Lynparza is being tested in a range of DDR-deficient tumour types.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for advanced ovarian cancer and metastatic breast cancer and has been used in over 20,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

About ovarian cancer
Ovarian cancer is a leading cause of cancer death in women worldwide, with a five-year survival rate of 19%.i In 2018, there were over 295,000 new cases diagnosed and around 184,799 deaths.ii For newly-diagnosed advanced ovarian cancer, the primary aim of treatment is to delay progression of the disease for as long as possible and maintain the patient's quality of life with the intent of achieving complete remission or cure.iii,iv,v,vi

About BRCA mutations
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer.

About the AstraZeneca and MSD Strategic Oncology Collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

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 Adrian Kemp
Company Secretary
AstraZeneca PLC

i American Cancer Society. Survival Rates for Ovarian Cancer, by Stage. Available at: https://www.cancer.org/cancer/ovarian-cancer/detection-diagnosis-staging/survival-rates.html. Accessed: October 2018
ii Globocan 2018 http://gco.iarc.fr/
iii Moore K et al. Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. Presented at ESMO October 2018
iv Raja, F. A., Chopra, N. & Ledermann, J. A. Optimal first-line treatment in ovarian cancer. Ann. Oncol. Off. J. Eur. Soc. Med. Oncol. 23 Suppl 10, x118-127 (2012
v NHS Choices, Ovarian Cancer Accessed https://www.nhs.uk/conditions/ovarian-cancer/treatment/ in September 2018
vi Ledermann.et al. 2013. Newly diagnosed and relapsed epithelial ovarian carcinoma: ESMO Clinical Practice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 October 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary